Filed Pursuant to Rule 433

Registration No. 333-131723

February 14, 2006

Press Contact:	Investor Relations Contact:
Heather Dickinson	Laura Graves
Cisco Systems, Inc.	Cisco Systems, Inc.
(212) 714-4350	(408) 526-6521
hdickins@cisco.com	lagraves@cisco.com

CISCO SYSTEMS PRICES $6.5 BILLION

OF SENIOR UNSECURED NOTES

SAN JOSE, Calif. — February 14, 2006 — Cisco Systems, Inc., the worldwide leader in networking for the Internet, today announced the pricing of three series of investment grade notes for an aggregate principal amount of $6.5 billion. The offering is expected to close on February 22, 2006.

Of these notes, $3 billion will mature in February 2011 and will bear interest at an annual rate of 5.25%, $3 billion will mature in February 2016 and will bear interest at an annual rate of 5.50%, and $500 million will mature in February 2009 and will bear interest at an annual rate equal to three-month LIBOR plus eight basis points. The 5.25% notes due 2011 and the 5.50% notes due 2016 were priced to yield 5.294% and 5.560%, respectively.

Cisco intends to use the net proceeds from the offering to fund its purchase of Scientific-Atlanta, Inc. and for general corporate purposes.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the securities nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

The offering of securities may be made only by means of a prospectus supplement and accompanying prospectus. Copies of the prospectus supplement and the accompanying prospectus can be obtained from:

Citigroup Global Markets Inc. 388 Greenwich Street New York, New York 10013	J. P. Morgan Securities Inc. 270 Park Avenue - 8th Floor Syndicate Desk New York, New York 10017

Merrill Lynch, Pierce, Fenner & Smith Incorporated 4 World Financial Center, FL 05 New York, New York 10080	Morgan Stanley & Co. Incorporated 180 Varick Street, New York, New York 10014; Attention: Prospectus Department

About Cisco Systems

Cisco Systems, Inc. (NASDAQ: CSCO) is the worldwide leader in networking for the Internet.

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The issuer of the securities that are the subject of this press release has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you a prospectus if you request by calling toll-free 1-800-248-3580.